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August 11, 2021

VIA EDGAR

Samantha Brutlag

Mindy Rotter

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Global Small and Mid Cap Value Trust
(File Nos.: 333-257575; 811-22884)

Dear Mses. Brutlag and Rotter:

Thank you for your oral comments provided on July 23, 2021 and July 28, 2021 regarding your review of the registration statement on Form N-2 filed on June 30, 2021 (the “Registration Statement”) by The Gabelli Global Small and Mid Cap Value Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Samantha Brutlag

Mindy Rotter

August 11, 2021

***

Summary of Fund Expenses

1.	Please confirm that the fees presented in the fee table represent current fees.

The Fund confirms that the line items in the fee table have been updated to reflect current fees.

Prospectus Summary

2.

In the section entitled “Dividends and Distributions,” the first sentence of the first paragraph on page 5 states: “For the fiscal year ended December 31, 2020, the Fund made distributions of $0.64 per common share, a portion of which constituted a return of capital.” Please disclose what portion constituted a return of capital.

The Fund has made the requested change.

Statement of Additional Information

3.

Under the section entitled “Investment Restrictions,” the Fund discloses that it may not “purchase commodities or commodity contracts if such purchase would result in regulation of the Fund as a commodity pool operator.” Please clarify whether the Fund may sell commodities in light of this investment restriction.

The Fund has added a clarifying statement indicating how the Fund interprets this investment restriction.

General

4.	Please confirm that live links will be provided for all documents incorporated by reference.

The Fund confirms that live links have been provided for all documents incorporated by reference.

5.

The 12/31/2020 financial statements will be stale on 9/2/2021. Please provide an estimated timeframe for when effectiveness is expected to be requested. If it is subsequent to 9/2/2021, the amendment will need to incorporate by reference the semi-annual financial statements.

The Fund expects to request effectiveness in August 2021.

6.

The staff respectfully reminds the registrant that the staff will need to perform a review of the open financial information items provided prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

The Fund acknowledges that the staff may have additional comments after reviewing this response letter.

Samantha Brutlag

Mindy Rotter

August 11, 2021

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon